Exhibit 99.1

Ballard announces order from Solaris for 25 hydrogen fuel cell engines to power buses in Poland

VANCOUVER, BC and BOLECHOWO, Poland, Nov. 17, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP), (TSX: BLDP) today announced a purchase order from repeat customer Solaris Bus & Coach sp. z o.o. ("Solaris"; www.solarisbus.com), a leading European bus manufacturer, for 25 hydrogen fuel cell engines.

The 70kW fuel cells will be installed in Solaris' Urbino 12 hydrogen buses for deployment to Polish public transport operator MPK Poznań and are expected to be delivered in the second half of 2023.

The buses are to be partially funded by the National Fund for Environmental Protection and Water Management's Green Public Transport program. MPK Poznań requires 30% of its fleet to be zero-emission by 2028. These 25 hydrogen fuel cell buses will increase its zero-emission fleet from 18% to 25%.

"Poznań is investing in clean technologies, in innovation, and in the future. This huge order puts the carrier among the most modern public transport operators in Europe, those that are focused first and foremost on clean air in cities and improving the quality of life for the next generation of their residents. The hydrogen Urbino 12 hydrogen emits only water vapor. Soon, the advantages and comfort of traveling by hydrogen Solaris will be available to Poznan residents," Javier Calleja said during the signing of the contract.

"We are excited for the opportunity to continue to support Solaris in providing zero-emission hydrogen solutions for its customers," said David Mucciacciaro, Ballard Chief Commercial Officer. "We are seeing increased demand for hydrogen fuel cell buses in Europe, expanding across central and eastern Europe, and look forward to continued collaboration with Solaris to meet this growing demand."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton, VP Corporate Finance & Investor Relations, +1.604.453.3939, investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 17-NOV-22